

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005
T +1 212 656 5614
Benjamin.Sawyer@theice.com

December 14, 2017

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.25% Series M Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share, no par value per share of VORNADO REALTY TRUST under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company